[Debevoise & Plimpton LLP Letterhead]

December 30, 2008

Daniel Greenspan
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

Re:	Syncora Holdings Ltd.
Preliminary Proxy Statement on
Schedule 14A
Filed on December 17, 2008
File No. 001-32950

Dear Mr. Greenspan:

     This letter sets forth the responses of Syncora Holdings Ltd. (the “Company”) to the comments contained in your letter, dated December 23, 2008, relating to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on December 17, 2008. The comments of the staff of the Commission (the “Staff”) are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment. The Company is filing, via EDGAR, a revised Proxy Statement.

Proxy Statement

1.	In addition to a description of the various bye-law amendments proposed, the proxy statement must also provide your shareholders with the reasons for, and the general effect of, the amendments. Please refer to item 19 of Schedule 14A. We note it appears that the proposed bye-law amendments are related, at least in part, to the Company’s recent restructuring transactions and agreements with certain financial institution counterparties.

In response to the Staff’s comment, the Company has revised the disclosure to clarify the reasons for and the general effect of the amendments.

2.	Rule 14a-4(a)(3) promulgated under the Exchange Act requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” Please revise your proxy statement to “unbundle” the various proposed amendments to the Company’s bye-laws so that each amendment is seperaetely identified, discussed and voted on in the proxy statement.

In response to the Staff’s comment, the Company has revised the disclosure to “unbundle” each proposed amendment to the Company’s bye-laws.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

*     *     *     *

      If you have any questions regarding this letter, please do not hesitate to call Steven J. Slutzky at (212) 909-6036 or Mariana França Pereira at (212) 909-6399.

Sincerely,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Sharon Smith
Syncora Holdings Ltd.